

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2010

Michael Moore, President, CEO, Director
Superior Venture Corporation
1937 E. Mineral Avenue
Centennial, Colorado 80122

      Re: Superior Venture Corporation
               Registration Statement on Form S-1
               Amendment Filed October 25, 2010
               File No. 333-168136

Dear Mr. Moore:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary

1. We partially reissue comment one of our letter dated September 27, 2010. Please reconcile the disclosure that you plan to offer two varietals during the next 12 months and that you plan on offering two varietals during the six months following closing of the offering with the disclosure in the milestones discussion, which indicates that you will not receive your first cases of production run until seven to nine months following the closing of the offering.

Risk Factors

2. We reissue comment three of our letter dated September 27, 2010. Please add a separate risk factor discussing the going concern raised by the independent public accountant. You have currently added a risk factor subheading.

Description of Our Business

3. We reissue comment five of our letter dated September 27, 2010. Please reconcile the disclosure in the summary and in the business overview that your business plan is to "produce" and sell wine varietals with the disclosure on page 19 where you refer to growers and wineries that you have identified that you hope will produce your wine. It appears that you will not "produce" the wine varietals yourself.

4. We note the disclosure that you have identified a winery that you plan on working with to hand craft your wines. Please disclose whether you have had any discussions or negotiations with the winery.

5. We partially reissue comment six of our letter dated September 27, 2010. Please provide a more detailed discussion of your proposed products.

Industry Analysis

6. We reissue comment seven of our letter dated September 27, 2010. Please revise the citation you provide here and elsewhere as appropriate, as there continues to be a typographical error. In addition, the article cited was from March 2008. Please provide clear disclosure as to the date of the information and explain why such statistical information is remains appropriate given the passage of time. Please further revise to clarify whether the citations you provide pertain to all industry statements included. If they do not, please provide the source(s) of such information. As a non-exclusive example, we note the statement that in 1980 there were 900 wineries in America, in 2000 there were 2,100 wineries and now there are over 6,100 wineries. This would also include statistical information found throughout the business section. Lastly, please provide us supplementally with a copy of each source of information cited throughout the prospectus, as previously requested.

Marketing, page 21

7. We reissue comment eight of our letter September 27, 2010. Please revise to clarify whether the citation you provide pertains to all statistical and factual information included in your Target Market Segmentation section. If this is not the case, please provide the source(s) for such statements. As a non-exclusive example, we note the Gallup poll that named wine over beer as America's most popular alcoholic beverage. Furthermore, please revise your citation to more clearly disclose where to find the information. We note in particular the reference to Adams Handbook. In addition, we note that the website provided for the citation to American Generations takes the reader to an archive page rather than an article.

8. We reissue comment nine of our letter dated September 27, 2010. We continue to note the reference to "a variety of target market specific marketing strategies" in the summary section. Please discuss in greater detail this strategy, including how your marketing strategy is different from the competition, or remove these statements as they would appear promotional in nature.

Management's Discussion and Analysis

9. Please disclose the cash balance as of the most recent practicable date. In addition, we note disclosure in the last risk factor that you plan on paying the $5,500 cost of registration from cash on hand. We note that the cash on hand was not sufficient to cover this cost. Please add disclosure and explain how you plan to pay the registration costs and other costs that occur until the potentially nine months that the offering will continue.

Directors, Executive Officers, Promoters and Control Persons, page 40

10. We reissue comment 12 of our letter dated September 27, 2010. Please revise your disclosure to specifically address the specific experience, qualifications, attributes, or skills that led to the conclusion that Mr. Moore should serve as a director of the company. See Item 401(e)(1) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jamie Kessel at (202) 551-3737 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Clifford J. Hunt, Esq.
        FAX: (727) 471-0447